EXHIBIT B

ROCHDALE ATLAS PORTFOLIO
Management Discussion of Fund Performance

The Atlas Portfolio is an exceptionally strong performing international fund, which provides exposure to foreign economies and companies in both developed and emerging markets. We start our investment process by identifying leading foreign countries, with favorable macroeconomic outlooks, that are likely to outperform relative to other foreign markets. The Rochdale Atlas Fund finished 2006 in the top 2% of its category, by returning 33.26% versus the Lipper International Multi-Cap Core Category Average, which returned 25.19%. Our country selection process continues to identify specific countries whose equity markets are expected to generate exceptional returns relative to other countries included in international benchmarks. Our process focuses on positive growth economies while seeking to avoid slower growing foreign economies. Our proprietary country and company selection process has proven successful identifying investment opportunities that others may have not appreciated, and profiting from them. European markets – particularly Germany and France contributed positively to Atlas’ annual return. Our best performing country was China, where our stocks returned 60%. Resource markets such as Norway and Brazil also achieved strong results during the year. We continue to be overweight Eurozone economies (Germany, France, Italy), Asia ex-Japan (South Korea, Taiwan), and Resource Markets (Brazil, Norway). We have also added South African shares during the fourth quarter. We favor all of the above-mentioned countries while watching for opportunities to add weight to the underperformer –Japan – which returned only 6.3%.

Atlas Portfolio:
Top Ten Holdings as of December 31, 2006
Company	Percent of Net Assets
Norsk Hydro ASA	1.9%
Total SA	1.9%
Taiwan Semicondutor Stk	1.9%
Telecom Corp of New Zealand Ltd	1.7%
Allianz Se	1.7%
Orkla Asa Cl A	1.7%
HON HAI Precision Industry Co Ltd.	1.6%
Siemens A G Sponsored Adr	1.6%
Petroleo Brasileiro SA	1.5%
Deutsche Bank AG	1.4%

The graphic presentation displayed here consists of a line graph.  The corresponding components of the line graph are listed underneath. The Rochdale Atlas Portfolio (the “Fund”) is represented twice in the chart. Once at public offering price, represented by a solid line with a solid circle, and then again at NAV which is represented by a line with a triangle. The Dow Jones World Index (the “Dow”) is represented by a solid line with an “x” and the MSCI All Country World ex USA Index is represented by a line with a hollow circle (the “MSCI”). The line graph is a visual representation of a comparison of change in value of a $10,000 hypothetical investment in the Fund, the Dow and the MSCI. The “x” axis reflects computation periods from October 1, 1998 to December 31, 2006.  The “y” axis reflects the cost of the investment.  The right margin reflects the ending value of the hypothetical investment in the Fund as compared to the S&P 500 and the LGIFA.  The ending values were $23,500, $23,631, $24,708 and $25,074, respectively.  The legend in the bottom quadrant of the graphic presentation indicates the Fund’s Average Annual Total Returns for the one-year, three-year, five-year and since inception periods ended  December 31, 2006.

Average Annual Total Return Period Ended December 31, 2006
Rochdale Atlas Portfolio Return at NAV(1). . . . . . . . . . . . . . . . . . . . . . . . . Return at POP(2) . . . . . . . . . . . . . . . . . . . . . . . . . .	One Year 33.26% 25.59%	Three Years 25.65% 23.20%	Five Years 19.73% 18.32%	Since Inception 11.79% 10.99%
Dow Jones World Index (ex U.S.) . . . . . . . . . . . . . . . .
MSCI All Country World ex USA Index . . . . . . . . . .
Lipper International Multi-Cap Core . . . . . . . . . . . .
Category Average . . . . . . . . . . . . . . . . . . . . . . .
	25.74% 27.16% 25.19%	21.51% 21.81% 19.28%	16.97% 16.87% 14.51%	11.58% 10.91% N/A
(1) NAV (Net Asset Value) total returns do not include the effect of any sales charge.
(2) POP (Public Offering Price) total returns include the effect of the maximum front-end 5.75% sales charge.
The Dow Jones World Index ex U.S. consists of approximately 4,727 securities listed on exchanges in 43 countries, excluding the United States.
The Morgan Stanley Capital International (MSCI) All Country World ex USA Index comprises approximately 2,126 securities listed on exchanges in 47 countries, excluding the United States.
The comparative market indices are not directly investable and are not adjusted to reflect expenses that the SEC requires to be reflected in the Funds’ performance. The returns shown in the table above reflect reinvestment of dividends in additional Fund shares. The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
Lipper categories are complied by the Wall Street Journal, based on classifications by Lipper Inc., and are not directly investable.
Lipper International Multi-Cap Core consists of fund that invest in securities of companies of various size outside of the U.S. As of December 31, 2006, the category consists of 333,246 and 201 funds for the one-, three-, and five-year periods, respectively.
Past performance is not predictive of future performance. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.
Rochdale Atlas Portfolio began investing in portfolio securities, pursuant to its investment guidelines, on October 2, 1998.
N/A- not available.

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